ICICI Bank Ltd. ICICI Bank Towers Bandra-Kurla Complex Bandra (E) Mumbai-400051.

June 29, 2012

VIA EDGAR

Stephanie J. Ciboroski
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561
U.S.A.

Re:	ICICI Bank Limited
Form 20-F for the fiscal year ended March 31, 2011
Filed September 29, 2011
File No. 001-15002

Dear Ms. Ciboroski:

This letter supplements the letter dated June 22, 2012, which was in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding the Company’s Annual Report on Form 20-F as referenced above, set forth in your letter dated June 1, 2012 to Ms. Chanda Kochhar.

In our letter dated June 22, 2012, we did not provide certain U.S. GAAP numbers for fiscal 2012 that were yet to be finalized. This letter includes our finalized fiscal 2012 U.S. GAAP numbers for the relevant responses.

For your convenience, each of the relevant Staff’s comments is set forth below and followed by our response.

8.	Please revise your future filings to include disclosure of any potential problem loans. Refer to Item III.C.2 of Industry Guide 3.

Response: We propose to add disclosure on potential problem loans substantially as set forth below.

“When management has doubts as to a borrower’s ability to comply with loans’ repayment terms, the Bank considers these loans as potential problem loans. At March 31, 2012, the Bank had Rs. 16,981.0 million in potential problem loans, which were not classified as non-performing or restructured assets. The Group closely monitors these loans and the borrowers of these loans for compliance with the loan repayment terms. The Group also similarly monitors past-due loans and below-investment grade loans, as discussed in Schedule 18B to the consolidated financial statements.”

d) Valuation of debt and equity securities, page F-98

28.
We note your disclosure regarding the various reconciling items relating to trading, available for sale and held to maturity investment classifications. Please revise your disclosure in future filings to provide the following disclosures:

•
Clarify whether you classify any investment securities as trading for US GAAP purposes. If so, please revise your disclosures to provide the balance of each type of security accounted for as trading under US GAAP.

•	Please revise to provide the balance of amortized cost, gross unrealized gain, gross unrealized loss and fair value for each type of available for sale security. Refer to ASC 320-10-50-2.

Response: We propose to add separate tabular presentations of trading and available for sale securities for fiscal 2011 and 2012, substantially as set forth below.

“We classify our investments into held for trading and available for sale under U.S. GAAP.

The following table sets forth the portfolio of investments classified as held for trading:

Rupees in millions
	At March 31, 2011	At March 31, 2012
Debt securities
Government securities	38,500.9	49,843.0
Other debt securities	115,754.4	156,282.0
Total debt securities	154,255.3	206,125.0
Equity shares	1,007.6	325.2
Mutual funds	14,903.6	2.2
Total	170,166.5	206,452.4

The following table sets forth, for the periods indicated, the portfolio of investments classified as available for sale:

Rupees in millions
	At March 31, 2012
	Amortized cost/cost	Gross Unrealized gain	Gross Unrealized loss	Fair value

Available for sale
Corporate debt securities	255,778.1	3,397.0	(2,676.4)	256,498.7
Government securities	928,207.7	314.9	(21,412.3)	907,110.3
Other securities	39,724.0	679.5	(2,740.2)	37,663.3
Total debt securities	1,223,709.8	4,391.4	(26,828.9)	1,201,272.3
Equity securities	4,567.4	270.5	(22.3)	4,815.6
Other securities	34,563.8	211.6	(456.0)	34,319.4
Total	1,262,841.0	4,873.5	(27,307.2)	1,240,407.3

Rupees in millions
	At March 31, 2011
	Amortized cost/cost	Gross Unrealized gain	Gross Unrealized loss	Fair value

Available for sale
Corporate debt securities	226,939.6	4,980.3	(2,496.7)	229,423.2
Government securities	796,032.8	1,028.1	(16,104.6)	780,956.3
Other securities	72,602.9	336.5	(2,876.9)	70,062.5
Total debt securities	1,095,575.3	6,344.9	(21,478.2)	1,080,442.0
Equity securities	13,113.5	492.4	(735.0)	12,870.9
Other securities	34,371.0	317.0	(357.4)	34,330.6
Total	1,143,059.8	7,154.3	(22,570.6)	1,127,643.5

The Group’s investment portfolio also contains investments held by its venture capital subsidiaries, investments in non-readily marketable securities and investments in affiliates. The fair value of investments held by venture capital subsidiaries was Rs. 1,886.4 million and Rs. 2,248.1 million at March 31, 2012 and March 31, 2011 respectively. Non-readily marketable securities primarily represent securities acquired as a part of project financing activities or conversion of loans in debt restructurings. The investment in non-readily marketable securities and affiliates was Rs. 55,494.3 million and Rs. 53,883.5 million at March 31, 2012 and March 31, 2011 respectively.”

29.
You appear to have more than one factor driving the reconciling items related to the valuation of debt and equity securities. For example, there appear to be differences in accounting for unrealized gains and losses, differences in classification of securities and differences in accounting for the purchase and sale of securities. Please revise your disclosures in future filings to separately quantify each individual item that drives the total reconciling item reported in your schedule on page F-87.

Response: We propose to expand our disclosure on reconciling items relating to valuation of debt and equity securities substantially as set forth below.

“The following table sets forth, for the periods indicated, the differences in net income arising from accounting for valuation of debt and equity securities under Indian GAAP and U.S. GAAP.

Rupees in millions
Particulars	Fiscal 2010	Fiscal 2011	Fiscal 2012
Impact of differences in mark-to-market accounting for held for trading and available for sale securities	(2,841.6)	2,793.4	1,085.6
Other than temporary impairment on AFS securities under U.S. GAAP	(406.1)	(4,009.5)	(5,038.3)
Unrealized gain/loss in venture funds recognized in reserves & surplus under Indian GAAP, which is accounted for in net income under U.S. GAAP	778.3	(220.9)	365.6
Impact of currency revaluation on non-hedged AFS debt securities denominated in foreign currency accounted for in profit and loss under Indian GAAP, which is accounted for in other comprehensive income under U.S. GAAP	(4,343.5)	(2,811.1)	1,066.3
Others	1,420.5	463.3	2,092.6
Total	(5,392.4)	(3,784.8)	(428.2)

21. Notes under US GAAP, page F-101

31.
Please revise future filings to disclose both the balance of your allowance for loan losses and your recorded investment in financing receivables by impairment method (e.g. collectively evaluated, individually evaluated, etc.) for each loan portfolio segment under US GAAP. Refer to ASC 310-10-50-11B(g) and (h).

Response: We propose to add the tabular presentation of allowance for loan losses under U.S. GAAP for fiscal 2011 and fiscal 2012, substantially as set forth below.

“Allowance for loan losses on impaired loans, including restructured loans

The following table sets forth the closing balance in allowance for loan losses for restructured loans and recorded financing receivables as of March 31, 2012.

                                                                                                       Rupees in millions
Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	40,223.4	-	-	40,223.4
Allowance for loan losses: collectively evaluated for impairment	-	7,513.2	-	7,513.2
Allowance for loan losses: loans acquired with deteriorated credit quality	-	-	-	-
Total	40,223.4	7,513.2	-	47,736.6
Recorded financing receivables
Individually evaluated for impairment	144,827.4	150.6	-	144,978.0
Collectively evaluated for impairment	-	13,344.0	-	13,344.0
Loans acquired with deteriorated credit quality	-	-	-	-
Total	144,827.4	13,494.6	-	158,322.0

The following table sets forth the closing balance in allowance for loan losses for restructured loans and recorded financing receivables as of March 31, 2011.

                                                                                                       Rupees in millions
Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	48,687.1	-	-	48,687.1
Allowance for loan losses: collectively evaluated for impairment	-	7,731.7	-	7,731.7
Allowance for loan losses: loans acquired with deteriorated credit quality	-	-	-	-
Total	48,687.1	7,731.7	-	56,418.8
Recorded financing receivables
Individually evaluated for impairment	140,561.8	224.0	-	140,785.8
Collectively evaluated for impairment	-	18,516.0	-	18,516.0
Loans acquired with deteriorated credit quality	-	-	-	-
Total	140,561.8	18,740.0	-	159,301.8

The following table sets forth the closing balance in allowance for loan losses for other loans and recorded financing receivables as of March 31, 2012.

                                                                                                       Rupees in millions
Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	18,139.6	3,397.4	-	21,537.0
Allowance for loan losses: collectively evaluated for impairment	10,739.1	61,256.6	-	71,995.7
Allowance for loan losses: loans acquired with deteriorated credit quality	-	-	-	-
Total	28,878.7	64,654.0	-	93,532.7
Recorded financing receivables
Individually evaluated for impairment	102,272.5	4,775.2	-	107,047.7
Collectively evaluated for impairment	1,691,211.9	982,219.4	-	2,673,431.3
Loans acquired with deteriorated credit quality	-	-	-	-
Total	1,793,484.4	986,994.6	-	2,780,479.0

The following table sets forth the closing balance in allowance for loan losses for other loans and recorded financing receivables as of March 31, 2011.

                                                                                                       Rupees in millions
Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	18,887.6	1,544.8	-	20,432.4
Allowance for loan losses: collectively evaluated for impairment	9,566.7	71,446.7	-	81,013.4
Allowance for loan losses: loans acquired with deteriorated credit quality	-	-	-	-
Total	28,454.3	72,991.5	-	101,445.8
Recorded financing receivables
Individually evaluated for impairment	98,661.2	2,692.7	6.8	101,360.7
Collectively evaluated for impairment	1,477,888.8	932,409.5	-	2,410,298.3
Loans acquired with deteriorated credit quality	-	-	-	-
Total	1,576,550.0	935,102.2	6.8	2,511,659.0

32.
Please revise future filings to disclose your recorded investment in impaired loans under US GAAP, the amount of that recorded investment for which there is a related allowance for credit losses and the amount of that allowance as well as the amount of that recorded investment for which there is no related allowance for credit losses. Refer to ASC 310-10-50-15(a)(3) and (4).

Response: We propose to add the tabular presentation of recorded investment in impaired loans under U.S. GAAP for fiscal 2011 and fiscal 2012, substantially as set forth below.

“Impaired loans, including restructured loans

The following table sets forth the recorded investment in restructured loans as of March 31, 2012.

 Rupees in millions
	Total recorded investment in restructured loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in restructured loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	112,517.3	40,223.4	32,310.1	144,827.4
Consumer loans	13,344.0	7,513.2	150.6	13,494.6
Lease financing	-	-	-	-
Total	125,861.3	47,736.6	32,460.7	158,322.0

The following table sets forth the recorded investment in restructured loans as of March 31, 2011.

Rupees in millions
	Total recorded investment in restructured loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in restructured loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	116,036.5	48,687.1	24,525.3	140,561.8
Consumer loans	17,641.8	7,731.7	1,098.2	18,740.0
Lease financing	-	-	-	-
Total	133,678.3	56,418.8	25,623.5	159,301.8

The following table sets forth the recorded investment in other impaired loans as of March 31, 2012.

 Rupees in millions
	Total recorded investment in impaired loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in impaired loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	28,433.9	16,700.7	15,417.6	43,851.5
Consumer loans	74,612.7	62,281.6	-	74,612.7
Lease financing	-	-	-	-
Total	103,046.6	78,982.3	15,417.6	118,464.2

The following table sets forth the recorded investment in other impaired loans as of March 31, 2011.

 Rupees in millions
	Total recorded investment in impaired loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in impaired loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	29,843.5	17,603.9	16,476.4	46,319.9
Consumer loans	87,478.8	70,014.6	-	87,478.8
Lease financing	-	-	-	-
Total	117,322.3	87,618.5	16,476.4	133,798.7

*           *           *

ICICI Bank Limited hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have attempted to address each of the comments raised in your letter and any concerns that the Staff may have. If you have any questions or if we can provide any additional information, please feel free to contact me at (91) 22- 2653-6157 (rakesh.jha@icicibank.com) or Margaret E. Tahyar at (212) 450-4379 (margaret.tahyar@davispolk.com).

Sincerely yours,

/s/ Rakesh Jha
Rakesh Jha Deputy Chief Financial Officer

cc:	Akeel Master, KPMG Margaret E. Tahyar, Esq., Davis Polk & Wardwell